SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File No:  0-20835

(Check One):

[  ] Form 10-K
[  ] Form 20-F
[  ] Form 11-K
[X]  Form 10-Q
[  ] Form N-SAR
For Period Ended:  April 30, 1997

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information


Full Name of Registrant:  The Leap Group, Inc.

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

22 West Hubbard Street, Chicago, Illinois  60610


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See Part III Narrative attached hereto.
(Attach Extra Sheets if Needed)


Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification

(Name)         (Area Code)   (Telephone Number)
Peter Vezmar   (312) 494-0300
Chief Financial Officer


(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities and Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X]  Yes     [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Potential changes in the Registrant's results of operations are described in the Part III Narrative attached hereto.

(Name of Registrant as specified in charter)
The Leap Group, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 17, 1997

By:  /s/ PETER VEZMAR
     --------------------
     Peter Vezmar
     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


THE LEAP GROUP, INC.

Form 12b-25 With Respect to Quarterly Report on Form 10-Q for Quarter Ended April 30, 1997


PART III - NARRATIVE

Due to the fact that the Company completed a significant acquisition during the relevant period, the Company was unable to complete the necessary financial statements and timely file its report on Form 10-Q. However, the Form 10-Q was filed on the day immediately following the prescribed due date.

As disclosed in the Company's press release dated June 2, 1997, the Company reported revenues of $4.47 million for the quarter ended April 30, 1997 as compared to revenues of $2.04 million for the quarter ended April 30, 1996. The Company reported a net loss of $1.15 million or ($0.08) per share for the first quarter of fiscal 1998 compared to a net loss of $185,000, or ($0.02) per share, for the comparable quarter in fiscal 1997. The net loss for the current quarter reflected costs and expenses relating to the start-up of Quantum Leap Communications, Inc., the opening of a Los Angeles office and the acquisition of YAR Communications, Inc.